UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: November 16, 2005

EXPANSION DRILLING INTERSECTS BONANZA GOLD GRADES AT LA CABEZA

Vancouver, B. C., November 16, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) reports additional bonanza grade intersections from resource expansion drilling on the La Cabeza gold project in Argentina. The latest drill results are from the Central Vein Zone and include 60.5 grams per tonne (“g/t”) gold (1.75 oz/ton) over a drill hole intercept of 6 metres (19.7 feet) in one vein and 33.9 g/t gold (1.0 oz/ton) over 3 metres (10 feet) in another vein.

The Central Vein Zone comprises a series of veins, referred to as the Mercedes and Labio vein systems, located midway between the important Cuello and Ojo mineralized zones, where drilling to date has established resources being modeled for early development. None of the veins in the Central Vein Zone was included in previous development studies for the project.

Detailed Results

Significant preliminary assay results from the initial seven drill holes testing the Central Vein Zone are as follows:

Significant Results – Central Vein Zone

Hole No.	From (m)	To (m)	Width (m)	Grade (g/t)
LCP-162	19	28	9	2.5
including	22	25	3	5.0
LCP-165	4	7	3	2.7
LCP-184	32	47	15	7.6
including	41	44	3	33.9
LCP-185	54	57	3	10.9
LCP-188	30	45	15	24.8
including	30	36	6	60.5
LCP-189	18	24	6	4.0
LCP-194	100	106	6	5.1

The Mercedes vein, first announced in Exeter press release dated 24 August, 2005, has now been drilled for the first time and defined over a minimum strike length of 200 metres. Drill hole LCP-162, sited in the central part of the vein, intersected 9 metres at a grade of 2.5 g/t gold, from a down hole depth of 19 metres (including 3 metres at a grade of 5.0 g/t gold, from 22 metres). Drill hole LCP-184, sited 25 metres behind LCP-162 to test the mineralization at depth, intersected a wider zone at three times the gold content: 15 metres at a grade of 7.6 g/t gold, from 32 metres (includes 3 metres at a grade of 33.9 g/t gold from 41 metres. Drill hole LCP-185, sited at the northern end of the Mercedes vein, intersected 3 metres at a grade of 10.9 g/t gold, from a down hole depth of 54 metres. At the southern end of the vein, drill hole LCP-165 intersected 3 metres at a grade of 2.7 g/t gold, from a down hole depth of 4 metres.

Drill hole LCP-188 on the Labio East vein confirms an interpreted structural control on mineralization. The LCP-188 intersection was 15 metres at a grade of 24.8 g/t gold, from a depth of 30 metres (including 6 metres at a grade of 60.5 g/t gold). The vein has a mapped strike length of +300 metres and, to date, has been tested by only 10 drill holes.

Drill hole LCP-189 on the Labio West vein confirms a potential southern extension of mineralization previously intersected 25 metres to the north. The new drill hole intersected 6 metres at a grade of 4.0 g/t gold, from a depth of 18 metres. Drill hole LCP-194, located behind LCP-189 to test the mineralization at depth, intersected 6 metres at a grade of 5.1 g/t gold, at a down hole depth of 100 metres. The vein has a mapped strike length of +200 metres and has been tested by only five drill holes.

The new drilling suggests that the Central Vein Zone may have considerably greater significance than had been thought previously. Prior to the current exploration program, the zone had been exposed to only nominal survey drilling. With these initial assay results, follow-up drilling is now being scheduled.

Progress of the Drilling Program

The objective of the La Cabeza resource expansion drilling program is to increase the project’s current resource estimates by identifying new open pit mineralization. Drilling is nearing the half-way mark of a planned total of 14,000 metres (46,000 feet). The three-rig program includes diamond, reverse circulation and RAB ‘bedrock sampling’ holes. A large number of samples have been collected and assay results are awaited.

The assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade. Check assays are awaited. The mineralized widths presented above are drill intersection widths and may not represent true widths. Results for additional exploration drilling, including, in particular, the RAB results, will be announced as assay results are received and compiled.

Qualified Person

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery of epithermal gold-silver properties in Argentina and Chile. In a technical report published July 27, 2005, based on exploration to the end of February 2005, La Cabeza was estimated to contain 390,000 ounces of gold in the indicated resource category and 500,000 ounces of gold in the inferred resource category. The current, three-rig, drilling program is a key component of project development activities, which include engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 25 epithermal gold-silver properties.

In southern Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects within an 800 square kilometre area. Prospecting of epithermal gold targets is currently underway.

In the Maricunga district of northern Chile, Exeter has a strategic agreement with Anglo American Limitada and Mantos Blancos S.A. on seven epithermal gold properties.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation

Bryce Roxburgh, President

Rob Grey, Investor Relations

Suite 301, 700 West Pender Street

Vancouver, BC. Canada V6C 1G8

Tel: 604.688.9592	Fax: 604.688.9532
Toll-free	1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States’ Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, many of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Item 2.	Exeter Resource Corporation (the “Company”)

301 - 700 West Pender Street

Vancouver, BC V6C 1G8

Item 3.	Date of Material Change

November 16, 2005

Item 4.	News Release

The Press Release dated November 16, 2005 was disseminated via CCN Matthews and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 5.	Summary of Material Change

The Company reported additional bonanza grade intersections from resource expansion drilling on the La Cabeza gold project in Argentina. The latest drill results are from the Central Vein Zone and include 60.5 grams per tonne (“g/t”) gold (1.75 oz/ton) over a drill hole intercept of 6 metres (19.7 feet) in one vein and 33.9 g/t gold (1.0 oz/ton) over 3 metres (10 feet) in another vein.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 10.	Date of Report

Dated at Vancouver, BC, this 16th day of November, 2005.

SCHEDULE “A”

For Immediate Release: November 16, 2005

EXPANSION DRILLING INTERSECTS BONANZA GOLD GRADES AT LA CABEZA

Vancouver, B. C., November 16, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) reports additional bonanza grade intersections from resource expansion drilling on the La Cabeza gold project in Argentina. The latest drill results are from the Central Vein Zone and include 60.5 grams per tonne (“g/t”) gold (1.75 oz/ton) over a drill hole intercept of 6 metres (19.7 feet) in one vein and 33.9 g/t gold (1.0 oz/ton) over 3 metres (10 feet) in another vein.

The Central Vein Zone comprises a series of veins, referred to as the Mercedes and Labio vein systems, located midway between the important Cuello and Ojo mineralized zones, where drilling to date has established resources being modeled for early development. None of the veins in the Central Vein Zone was included in previous development studies for the project.

Detailed Results

Significant preliminary assay results from the initial seven drill holes testing the Central Vein Zone are as follows:

Significant Results – Central Vein Zone

Hole No.	From (m)	To (m)	Width (m)	Grade (g/t)
LCP-162	19	28	9	2.5
including	22	25	3	5.0
LCP-165	4	7	3	2.7
LCP-184	32	47	15	7.6
including	41	44	3	33.9
LCP-185	54	57	3	10.9
LCP-188	30	45	15	24.8
including	30	36	6	60.5
LCP-189	18	24	6	4.0
LCP-194	100	106	6	5.1

The Mercedes vein, first announced in Exeter press release dated 24 August, 2005, has now been drilled for the first time and defined over a minimum strike length of 200 metres. Drill hole LCP-162, sited in the central part of the vein, intersected 9 metres at a grade of 2.5 g/t gold, from a down hole depth of 19 metres (including 3 metres at a grade of 5.0 g/t gold, from 22 metres). Drill hole LCP-184, sited 25 metres behind LCP-162 to test the mineralization at depth, intersected a wider zone at three times the gold content: 15 metres at a grade of 7.6 g/t gold, from 32 metres (includes 3 metres at a grade of 33.9 g/t gold from 41 metres. Drill hole LCP-185, sited at the northern end of the Mercedes vein, intersected 3 metres at a grade of 10.9 g/t gold, from a down hole depth of 54 metres. At the southern end of the vein, drill hole LCP-165 intersected 3 metres at a grade of 2.7 g/t gold, from a down hole depth of 4 metres.

Drill hole LCP-188 on the Labio East vein confirms an interpreted structural control on mineralization. The LCP-188 intersection was 15 metres at a grade of 24.8 g/t gold, from a depth of 30 metres (including 6 metres at a grade of 60.5 g/t gold). The vein has a mapped strike length of +300 metres and, to date, has been tested by only 10 drill holes.

Drill hole LCP-189 on the Labio West vein confirms a potential southern extension of mineralization previously intersected 25 metres to the north. The new drill hole intersected 6 metres at a grade of 4.0 g/t gold, from a depth of 18 metres. Drill hole LCP-194, located behind LCP-189 to test the mineralization at depth, intersected 6 metres at a grade of 5.1 g/t gold, at a down hole depth of 100 metres. The vein has a mapped strike length of +200 metres and has been tested by only five drill holes.

The new drilling suggests that the Central Vein Zone may have considerably greater significance than had been thought previously. Prior to the current exploration program, the zone had been exposed to only nominal survey drilling. With these initial assay results, follow-up drilling is now being scheduled.

Progress of the Drilling Program

The objective of the La Cabeza resource expansion drilling program is to increase the project’s current resource estimates by identifying new open pit mineralization. Drilling is nearing the half-way mark of a planned total of 14,000 metres (46,000 feet). The three-rig program includes diamond, reverse circulation and RAB ‘bedrock sampling’ holes. A large number of samples have been collected and assay results are awaited.

The assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade. Check assays are awaited. The mineralized widths presented above are drill intersection widths and may not represent true widths. Results for additional exploration drilling, including, in particular, the RAB results, will be announced as assay results are received and compiled.

Qualified Person

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery of epithermal gold-silver properties in Argentina and Chile. In a technical report published July 27, 2005, based on exploration to the end of February 2005, La Cabeza was estimated to contain 390,000 ounces of gold in the indicated resource category and 500,000 ounces of gold in the inferred resource category. The current, three-rig, drilling program is a key component of project development activities, which include engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 25 epithermal gold-silver properties.

In southern Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects within an 800 square kilometre area. Prospecting of epithermal gold targets is currently underway.

In the Maricunga district of northern Chile, Exeter has a strategic agreement with Anglo American Limitada and Mantos Blancos S.A. on seven epithermal gold properties.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation

Bryce Roxburgh, President

Rob Grey, Investor Relations

Suite 301, 700 West Pender Street

Vancouver, BC. Canada V6C 1G8

Tel: 604.688.9592	Fax: 604.688.9532
Toll-free	1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States’ Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, many of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date November 16, 2005

By:
/s/ Susan E. McLeod

Susan E. McLeod

Secretary